Ladder Capital Commercial Mortgage Securities LLC
345 Park Avenue, 8th Floor
New York, New York 10154
(212) 715-3174

 June 16, 2016

Rolaine S. Bancroft, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC 20549
Re:	Ladder Capital Commercial Mortgage Securities LLC Registration on Form SF-3 File No. 333-209731
Dear Mr. Bancroft:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Ladder Capital Commercial Mortgage Securities LLC (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 12:00 p.m., Washington, D.C. time, on June 20, 2016 or as soon thereafter as practicable.
The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ladder Shelf Acceleration Request

Very truly yours,

LADDER CAPITAL COMMERCIAL MORTGAGE SECURITIES LLC

By:	/s/ David Traitel
Name: David Traitel
Title: Chief Executive Officer

cc:          Anna Glick, Esq.
Y. Jeffrey Rotblat
 Cadwalader, Wickersham & Taft LLP

Ladder Shelf Acceleration Request